Exhibit (e)(18)

NetSuite Inc.

[Date]

Dear [Name]:

As you know, NetSuite Inc. (the “Company”) is considering entering into that certain Agreement and Plan of Merger, by and between the Company, OC Acquisition LLC, a Delaware limited liability company (“Parent”), Napa Acquisition Corporation, a Delaware corporation and a wholly-owned subsidiary of Parent, and Oracle Corporation (the “Merger Agreement”), which contemplates, among other things, the acquisition of the Company by Parent (the “Transaction”). Reference is made to the Amended and Restated Severance and Change of Control Agreement, effective as of                      , by and between you and the Company (the “CIC Severance Agreement”).

As an inducement for Parent to enter into the Merger Agreement, subject to and effective upon the closing of the Transaction, you hereby agree to waive any right to voluntarily terminate your employment for Good Reason pursuant to clause (i) of the Good Reason definition defined in Section 6(f) of the CIC Severance Agreement for a period of twelve (12) months following the closing date of the Transaction (the “Waiver Period).  For avoidance of doubt, the foregoing sentence is not intended to otherwise change, revise or reduce your rights under the CIC Severance Agreement for any qualifying termination that may trigger your right to payments, vesting acceleration and benefits under Section 3(b) of the CIC Severance Agreement (the “Benefits”) during the twelve (12) month period following the closing of the Transaction, including that you will be permitted to resign for Good Reason pursuant to the other provisions of the Good Reason definition other than clause (i) thereof in accordance with the terms and conditions of the CIC Severance Agreement.  In addition, if your employment with any member of the Company Group (as defined below) during the twelve (12) month period following the closing of the Transaction is terminated as a result of your death or Disability (as defined in the CIC Severance Agreement), you (or your personal representative or estate) will become entitled to receive the Benefits.

If you remain employed with the Company, Parent or any parent, subsidiary or affiliate of the Company or Parent (collectively, the “Company Group”) through the completion of the Waiver Period, you will be paid, issued, and provided, as applicable, all the Benefits, except that you will not be entitled to any Benefits relating to continued employee benefits and outplacement benefits as described in Sections 3(b)(v) and (vi) of the CIC Severance Agreement.  For avoidance of doubt, you will not actually have to cease being employed by the Company Group on or following the Waiver Period as a condition to receiving the Benefits described in the preceding sentence.  Thereafter, other than your right to exercise your outstanding stock options through the twelve (12) month period (but in no event after the earlier of the original maximum term of such stock options or ten (10) years from the original grant date of such stock options) following ceasing to provide services with the Company Group, you will have no continuing rights or entitlements, and no member of the Company Group will have any continuing obligations to you, under the CIC Severance Agreement and such CIC Severance Agreement shall terminate.

This letter agreement will be binding upon and will inure to the benefit of the parties hereto and their respective heirs, legal representatives, successors, and permitted assigns as of the date it is executed. In the event that the Merger Agreement is not executed by the parties on or prior to August 1, 2016 or the Merger Agreement is terminated without a closing of the Transaction, this letter agreement shall automatically terminate without the requirement of any action by any of the parties hereto and shall be null and void ab initio and of no further force or effect.

Except as expressly set forth herein, the CIC Severance Agreement will continue in full force and effect without any amendment of the terms or conditions therein.

This letter agreement may be executed in one or more counterparts, each of which when executed will be deemed to be an original but all of which taken together will constitute one and the same agreement.

[Signature Page Follows]

Sincerely,

NetSuite Inc.

By:
Name:
Title:

Acknowledged and agreed as of [Date]